April 11, 2007

Ms. Jennifer Hardy, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Re:	Ketner Global Investments, Inc.
Registration Statement on Form SB-2
Amendment No. 4
File No. 333-139015

Dear Ms. Hardy,

We hereby request acceleration of the effectiveness of the above registration statement to Friday, April 13, 2007 at 1 p.m. or such later time or date as is practical.

We hereby acknowledge that:

Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration.

Sincerely,

/s/ James Ketner
James Ketner
President/CEO/Chairman
Ketner Global Investments, Inc.
www.ketnergi.com
1-800-280-8192